UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-39547

Boqii Holding Limited

Building 9, No. 388, Shengrong Road
Pudong New District, Shanghai 201210

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F   ☐

Entry into a Material Definitive Agreement; Unregistered Sales of Equity Securities

On September 8, 2023, Boqii Holding Limited (the “Company”) entered into a securities purchase agreement (the “Agreement”) with certain non-U.S. investors (the “Purchasers”), pursuant to which the Company agreed to sell to the Purchasers an aggregate of 15,000,000 Class A ordinary shares (the “Shares”), par value $0.001 per share, at approximately $0.23 per Share, for aggregate gross proceeds of approximately $3,500,000. The Shares represent 1,000,000 American depositary shares of the Company. The sale of these Shares is expected to close on September 12, 2023.

The Company will issue the Shares in reliance on an exemption from registration provided for under provisions of Regulation S of the Securities Act of 1933, as amended (the “Securities Act”). The Company is relying on this exemption from registration for private placements based in part on the representations made by the Purchasers, including the representations with respect to each Purchaser’s status as a non-“U.S. Person” as defined in Rule 902 of Regulation S of the Securities Act. The Shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirement of the Securities Act and such applicable state securities laws.

The form of the Agreement is filed as Exhibit 99.1 hereto. The foregoing description of the terms of the Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such exhibit.

Exhibit No.	Description of Exhibit

99.1*	Form of Securities Purchase Agreement

*	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibit 99.1 hereto, shall be incorporated by reference into the Registration Statement on Form F-3 (File No. 333-267919) of the Company, as amended and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Boqii Holding Limited

By:	/s/ Yingzhi (Lisa) Tang
Name:	Yingzhi (Lisa) Tang
Title:	Director, co-Chief Executive Officer and Chief Financial Officer

Date: September 11, 2023

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